Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Transition Therapeutics Inc. have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on best estimates and judgments.

Management, to meet its responsibility for integrity and objectivity of the data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the consolidated financial statements, and that the assets are properly accounted for and safeguarded.

The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management. The Audit Committee, which consists of four directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements and internal controls over financial reporting have been examined by the shareholders’ independent auditors, PricewaterhouseCoopers LLP Chartered Accountants, and their report is provided herein.

Tony Cruz Chief Executive Officer	Elie Farah Chief Financial Officer

September 24, 2010

Transition Therapeutics Inc.

Independent Auditors’ Report

To the Shareholders of Transition Therapeutics Inc.

We have completed integrated audits of Transition Therapeutics Inc.’s 2010 and 2009 consolidated financial statements and of its internal control over financial reporting as at June 30, 2010. Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of Transition Therapeutics Inc. as at June 30, 2010 and June 30, 2009, and the related consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and June 30, 2009 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Transition Therapeutics Inc.’s internal control over financial reporting as at June 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing on page 29 of the 2010 annual report to shareholders. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and

2

Transition Therapeutics Inc.

performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at June 30, 2010 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants

Mississauga, Canada

September 24, 2010

3

Transition Therapeutics Inc.

Consolidated Financial Statements

Transition Therapeutics Inc.

For the year ended June 30, 2010

4

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

(in Canadian dollars)

	June 30, 2010	June 30, 2009
	$	$
ASSETS

Current
Cash and cash equivalents [note 7]	16,570,033	14,479,987
Short term investments [note 7]	10,507,822	31,161,069
Due from Eli Lilly and Company [note 5]	52,815	517,537
GST and other receivables	72,686	357,550
Investment tax credits receivable	206,313	993,057
Prepaid expenses and deposits	549,218	790,950

Total current assets	27,958,887	48,300,150
Property and equipment, net [note 8]	605,637	780,546
Intangible assets [note 9]	21,095,002	23,738,565

Total assets	49,659,526	72,819,261

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	1,236,470	1,752,403
Due to Elan Pharma International Limited [note 4]	853,933	1,872,981
Current portion of deferred revenue [note 5]	—	4,503,892

Total current liabilities	2,090,403	8,129,276
Deferred revenue [note 4]	20,719,750	20,719,750
Leasehold inducement	57,160	68,592

Total liabilities	22,867,313	28,917,618

Contingencies and commitments [note 15]

Guarantees [note 16]

Shareholders' equity
Common shares	160,498,537	160,471,098
Contributed surplus	4,800,368	4,640,163
Stock options	7,337,480	5,325,644
Deficit	(145,844,172)	(126,535,262)

Total shareholders' equity	26,792,213	43,901,643

	49,659,526	72,819,261

See accompanying notes

On behalf of the Board:

Tony Cruz Director	Christopher Henley Director

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(in Canadian dollars)

	2010	2009
	$	$
REVENUES
Licensing fees [note 5]	4,503,892	2,513,108

	4,503,892	2,513,108

EXPENSES
Research and development	13,131,473	17,642,196
General and administrative	6,084,420	6,553,330
Amortization	2,736,031	3,122,112
Impairment of intangible assets [note 9]	1,124,945	658,231
Foreign exchange loss (gain)	938,873	(2,393,394)
Loss (gain) on disposal of property and equipment	(5,361)	34,900

	24,010,381	25,617,375

Loss before the following:	(19,506,489)	(23,104,267)
Interest income, net	197,579	999,226
Loss on available-for-sale investment	—	(269,450)

Net loss and comprehensive loss for the year	(19,308,910)	(22,374,491)

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2010 and 2009

(in Canadian dollars)

	Number of Common Shares	Share Capital	Contributed Surplus	Stock Options	Deficit	Total Shareholders’ Equity
	#	$	$	$	$	$
Balance, June 30, 2008	23,186,707	160,262,540	4,492,251	3,093,735	(104,160,771)	63,687,755

Stock options exercised, expired or cancelled [note 10[c]]	28,453	208,558	147,912	(230,919)	—	125,551
Stock-based compensation expense [note 10[c]]	—	—	—	2,462,828	—	2,462,828
Net loss and comprehensive loss for the year	—	—	—	—	(22,374,491)	(22,374,491)

Balance, June 30, 2009	23,215,160	160,471,098	4,640,163	5,325,644	(126,535,262)	43,901,643

Stock options exercised, expired or cancelled [note 10[c]]	2,439	27,439	160,205	(171,619)	—	16,025
Stock-based compensation expense [note 10[c]]	—	—	—	2,183,455	—	2,183,455
Net loss and comprehensive loss for the year ended June 30, 2010	—	—	—	—	(19,308,910)	(19,308,910)

Balance, June 30, 2010	23,217,599	160,498,537	4,800,368	7,337,480	(145,844,172)	26,792,213

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)

	2010	2009
	$	$
OPERATING ACTIVITIES
Net loss for the year	(19,308,910)	(22,374,491)
Add (deduct) items not involving cash:
Amortization of:
property and equipment	172,945	213,905
intangible assets	2,574,518	2,919,639
leasehold inducement	(11,432)	(11,432)
Impairment of intangible assets [note 9]	1,124,945	658,231
Stock-based compensation expense [note 10[c]]	2,183,455	2,462,828
Loss on available for sale investments	—	269,450
Loss (gain) on disposal of property and equipment	(5,361)	34,900
Unrealized foreign exchange (gain) loss	(63,199)	234,244
Accrued interest on short term investments	(8,502)	(88,140)
Deferred revenue recognized	(4,503,892)	(2,513,108)
Provision for lease termination	(109,825)	299,051
Net change in operating assets and liabilities [note 14]	352,906	(285,706)

Cash provided by (used in) operating activities	(17,602,352)	(18,180,629)

INVESTING ACTIVITIES
Maturity of short-term investments	93,110,790	287,182,116
Purchase of short-term investments	(72,111,213)	(278,357,234)
Purchase of property and equipment	(17,348)	(128,732)
Purchase of intangible assets [notes 5 and 6]	(1,055,900)	(1,131,280)
Proceeds on disposal of property and equipment	24,673	58,070
Cash received from disposal of available for-sale investments	—	1,380,550

Cash provided by (used in) investing activities	19,951,002	9,003,490

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net	16,025	125,551

Cash provided by financing activities	16,025	125,551

Impact of foreign exchange on cash and cash equivalents	(274,629)	578,710

Net increase (decrease) in cash and cash equivalents during the year	2,090,046	(8,472,878)
Cash and cash equivalents, beginning of year	14,479,987	22,952,865

Cash and cash equivalents, end of year [note 7]	16,570,033	14,479,987

See accompanying notes

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. [“Transition” or the “Company”] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc. [“Waratah”] and Transition Therapeutics (USA) Inc.

All material intercompany transactions and balances have been eliminated on consolidation.

2. CHANGES IN ACCOUNTING POLICIES

Effective July 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. This new standard replaces CICA 3062, “Goodwill and Other Intangible Assets” and CICA 3450, “Research and Development Costs”. The standard establishes standards for recognition, measurement, and disclosure of goodwill and intangible assets. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”). The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements.

During the year the Company adopted the amendments to the disclosure requirements under CICA Handbook Section 3862 “Financial Instruments-Disclosure” for all financial assets and liabilities that are recognized at fair value in the consolidated financial statements. These amendments expand the disclosure requirements around fair value and establish a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates included in these consolidated financial statements are the evaluation of the profitability of a revenue contract, the valuation of intangible assets, future income tax assets, stock compensation and impairment assessments of property and equipment and intangible assets. Actual results could differ from the estimates used.

Cash and cash equivalents and short term investments

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The amortized cost of the cash equivalents approximates fair value due to the short time to maturity.

Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months. Fair value of short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day.

Investment tax credits

Investment tax credits [“ITCs”] are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. ITCs are accounted for using the cost reduction method, whereby they are netted against the related research and development expenses or capital expenditures to which they relate.

Research inventory

Inventories consist of materials that are used in future studies and clinical trials, and are measured at the lower of cost and net realizable value. Net realizable value is measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. The amount of the write-down of inventories is included in research and development expense in the period the loss occurs, which is currently at the time the inventory is acquired since the Company does not intend to sell the material used in studies and clinical trials.

Property and equipment

Capital assets, excluding leasehold improvements, are recorded at cost and amortized on a declining balance basis over their estimated useful lives as follows:

Computer equipment	30% and 45%
Office equipment and furniture	20%
Laboratory equipment	20%

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the term of the lease plus one renewal period.

Intangible assets

Intangible assets consist primarily of technology, patents, compounds and licenses. Intangible assets are recorded at cost and are being amortized on a straight line basis over the estimated useful life, ranging from 5 to 20 years.

Impairment of long-lived assets

The Company assesses its property and equipment and intangible assets for recoverability whenever indicators of impairment exist. An impairment loss is recognized when the carrying value of an asset exceeds the sum of the undiscounted cash flow expected from the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the respective tax bases of assets and liabilities, measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax asset will not be realized.

Revenue recognition

The Company recognizes revenue in accordance with Emerging Issues Committee Abstract 141—Revenue Recognition. When evaluating multiple element arrangements, the Company considers whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Committee Abstract 142—Revenue Arrangements with Multiple Deliverables. Application of this standard requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration /co-development arrangements (“collaborations”).

Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product. The Company’s additional involvement is limited to involvement in a joint steering committee which the Company generally considers protective in nature. In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.

Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product’s future profits. For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.

Licensing arrangements

The Company accounts for revenue from licensing arrangements using the milestone method. Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement. Revenue from milestone payments is recognized when the milestone is achieved.

Collaboration arrangements

The Company accounts for collaboration arrangements using a proportional performance model. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the total costs to be incurred, the Company uses a zero profit model (i.e., revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable) so long as the overall arrangement is determined to be profitable in the future. In the event that the Company cannot determine if the overall arrangement will be profitable, all revenue associated with the arrangement is deferred until such time as the profitability determination can be made.

The Company uses an input based measure, primarily direct costs or other appropriate inputs, to determine proportional performance because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of proportional performance also most closely reflects the level of effort related to the Company’s performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue in accordance with the zero profit proportional performance model described above or the earlier of (i) when the Company can meet the criteria for separate recognition of each element under the guidance of EIC 142; or (ii) after the Company has fulfilled all of its contractual obligations under the arrangement.

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged against income in the period in which the determination is made.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

Research and development

Research and development expenses include salaries, stock-based compensation, clinical trial costs, manufacturing and research inventory. Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. To date, all of the development costs have been expensed.

Stock based compensation

The Company grants stock options to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company pursuant to the stock option plan described in note 10.

Compensation expense for employees is recognized for stock options based on the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative or research and development expense, with the corresponding amount included as a separate component of shareholders’ equity titled stock options. Compensation expense for consultants is recognized for stock options based on the fair value of the options over the period the consulting services are provided.

The fair value of stock options is estimated using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on conditions outside of the Company’s control. Changes in these assumptions could significantly impact stock-based compensation.

The stock option balance, included in shareholders’ equity is reduced as the options are exercised or when the options expire unexercised. If the stock options are exercised, cancelled or forfeited, the amount initially recorded for the options in stock options is credited to common shares or contributed surplus, along with the proceeds received on the exercise. If the stock options expire unexercised, the amount initially recorded for the options in stock options is credited to contributed surplus.

Net loss per common share

Basic net loss per common share is determined by dividing the net loss by the weighted average number of common shares outstanding during the year. Contingently returnable common shares are excluded when determining the weighted average number of common shares outstanding. Diluted net loss per common share is determined in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding during the year. All options are excluded from the calculation of diluted loss per common share as their effect is anti-dilutive.

Foreign currency transactions

Transactions undertaken in foreign currencies are translated into Canadian dollars at approximate exchange rates prevailing at the time the transactions occurred. Monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates. Exchange gains and losses are included in net income.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

Recent Canadian accounting pronouncements:

CICA Section 1582, Business Combinations

This pronouncement replaces CICA 1581, “Business Combinations”. The standard establishes standards for the accounting for a business combination and represents the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”. These changes are effective for business combinations occurring on or after January 1, 2011, with early adoption permitted. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA Section 1601, Consolidated Financial Statements and CICA Section 1602, Non-Controlling Interests

These pronouncements collectively replace CICA 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This standard is equivalent to the corresponding provisions of IFRS standard IAS 27 (Revised), “Consolidated and Separate Financial Statements”. These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted as of the beginning of a fiscal year. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA EIC 175, Multiple-Deliverable Revenue Arrangements

This pronouncement provides an alternative method for determining the selling price of deliverables. This guidance eliminates the residual method of allocating arrangement consideration and requires expanded qualitative and quantitative disclosures. EIC 175 is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after January 1, 2011 and early adoption is permitted. The Company is evaluating the effects of adopting this new standard.

4. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited (“Elan”) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer’s disease.

Under the terms of the agreement, the Company has received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Company will be eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008. Elan and the Company will share the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized. Transition’s current cost share and ownership interest is 30%.

On August 9, 2010, Elan and Transition announced that they intend to advance ELND005 (AZD-103) into Phase III studies and have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of ELND005 (AZD-103). Per the collaboration agreement, Transition may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing. If Transition continues cost sharing, then Transition will be entitled to a

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

share of the operating profits from the commercialization of ELND005 (AZD-103) equal to its cost sharing percentage and is entitled to a milestone payment of US$25 million upon initiation of the first Phase III trial. If Transition elects not to continue cost sharing, then Transition will be entitled to receive reduced milestone payments and tiered royalty payments on net sales of ELND005 (AZD-103) ranging in percentage from a high single digit to the mid teens, depending on the level of sales, for so long as ELND005 (AZD-103) is being commercialized. On August 20, 2010, Elan and Transition amended the collaboration agreement to extend the period, in which Transition may elect to maintain or increase its cost sharing percentage or decide to not continue cost sharing, to December 1, 2010.

At June 30, 2010, the Company has received a total of $20,719,750 (US$20,000,000) in up-front and milestone payments since the initiation of the collaboration agreement. These payments have been recorded as deferred revenue and will be recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated.

Under the terms of the agreement, the Company can elect to participate in post Phase II development. The Company has until December 1, 2010 to make this election. Currently, certain post Phase II development costs are being incurred by Elan and these costs are being tracked by Elan for potential reimbursement by Transition should the Company elect to participate in post Phase II development. If the Company elects to participate in the post Phase II development, based on the Company’s development percentage of 30%, the Company would owe Elan approximately US$2.4 million for post Phase II development costs incurred up to June 30, 2010. If the Company elects to increase its participation to 40%, the Company would be required to make payments to Elan not in excess of US$10.0 million in respect of a fee to increase its participation percentage, and an additional US$0.8 million in respect of the post Phase II development costs. These costs have not been recorded as an expense or a liability at June 30, 2010 as the Company has not yet made a decision as to its participation.

At June 30, 2010, under the terms of the agreement, the Company owes Elan $853,933 for costs incurred during the three-month period ending June 30, 2010 relating to the Phase II clinical trial and open label extension study [June 30, 2009 - $1,872,981]. This amount has been recorded as a liability at June 30, 2010 and has been paid during the three-month period ending September 30, 2010.

5. LICENSING AND COLLABORATION AGREEMENTS WITH ELI LILLY AND COMPANY

(a)	On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

(b)	On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223. Under the terms of the agreement, Transition has received a US$7 million up-front payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized. Transition and Lilly both participated in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes and under the terms of the agreement, Lilly reimbursed the Company US$3 million for development costs associated with this trial. As the initial Phase II gastrin mono therapy trial has been completed, Lilly would be responsible for the costs of further development activities and the commercialization of all gastrin based therapeutic products worldwide.

During the fourth quarter of fiscal 2008, the Company received the up-front payment of $7,017,000 (US$7,000,000) from Lilly which was initially recorded as deferred revenue and has been recognized as revenue on a systematic basis as the profitability of the collaboration arrangement was reasonably estimated. During fiscal 2009, management determined that the agreement would be profitable in the future and accordingly, the Company has recognized $2,513,108 of the deferred revenue as revenue during the year ended June 30, 2009, and has recognized the remaining $4,503,892 during the year ended June 30, 2010. The costs associated with revenue was $1,706,706 in the year ended June 30, 2010 (2009 - $2,316,351).

On September 17, 2010, the Company announced that a clinical study of gastrin analogue TT-223 in combination with a Lilly proprietary GLP-1 analogue in patients with type 2 diabetes did not meet its efficacy endpoints. Given these findings, there will be no further development of TT-223.

6. TRANSITION THERAPEUTICS (USA) INC.

On March 31, 2009, the Company’s Board of Directors approved the closure of Transition Therapeutics (USA) Inc. which was completed during the fourth quarter of fiscal 2009. During the three-month period ended September 30, 2009, the Company entered into an agreement to sublet the facility and accordingly, reduced the provision for lease termination by $109,825. The following is a summary of the restructuring charges (recoveries) and payments through the year ended June 30, 2010:

	Balance at July 1, 2009 $	Recoveries $	Payments $	Balance at June 30, 2010 $
Severance	82,304	—	(82,304)	—
Lease termination	299,051	(109,825)	(123,448)	65,778

	381,355	(109,825)	(205,752)	65,778

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

	Balance at July 1, 2008 $	Expense $	Payments $	Balance at June 30, 2009 $
Severance	—	193,208	(110,904)	82,304
Lease termination	—	299,051	—	299,051

	—	492,259	(110,904)	381,355

7. CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The weighted average rate of return on these funds at June 30, 2010 was 0.4% [June 30, 2009 – 2.1%].

Short term investments consist of bankers’ acceptances and medium term note debentures totaling $10,507,822 at June 30, 2010 [June 30, 2009 – $31,161,069] with effective interest rates between 0.3% and 0.8% and maturity dates between July 20, 2010 and May 26, 2011.

Cash and cash equivalents consist of the following:

	June 30, 2010 $	June 30, 2009 $
Cash	11,505,222	2,490,727
Cash equivalents	5,064,811	11,989,260

	16,570,033	14,479,987

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

8. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	June 30, 2010
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	357,808	280,688	77,120
Office equipment and furniture	182,198	131,718	50,480
Laboratory equipment	1,263,897	913,216	350,681
Leasehold improvements	271,996	144,640	127,356

	2,075,899	1,470,261	605,637

	June 30, 2009
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	374,394	249,319	125,075
Office equipment and furniture	178,884	119,511	59,373
Laboratory equipment	1,315,731	875,952	439,779
Leasehold improvements	271,996	115,677	156,319

	2,141,005	1,360,459	780,546

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

9. INTANGIBLE ASSETS

Intangible assets consist of the following:

	June 30, 2010
	Cost $	Accumulated amortization $	Net book value $
Technology acquired on acquisition of Waratah	39,799,917	39,799,917	—
Technology and patents acquired from Protana	4,412,594	4,159,981	252,613
Technology, products and patents acquired from ENI	16,135,399	5,113,776	11,021,623
Patent portfolio	386,000	366,000	20,000
Compounds acquired from NeuroMedix	11,085,259	2,322,354	8,762,905
Compounds, technology and patents acquired from Forbes (note 6)	1,131,280	1,131,280	—
License acquired from Lilly (note 5)	1,055,900	18,039	1,037,861

	74,006,349	52,911,347	21,095,002

	June 30, 2009
	Cost $	Accumulated amortization $	Net book value $
Technology acquired on acquisition of Waratah	39,799,917	39,799,917	—
Sub-licensing fees and prepaid royalties paid to General Hospital Corp (“GHC”)	778,691	778,691	—
Technology and patents acquired from Protana	4,412,594	3,402,116	1,010,478
Technology, products and patents acquired from ENI	16,135,399	4,126,306	12,009,093
Patent portfolio	386,000	250,667	135,333
Compounds acquired from NeuroMedix	11,085,259	1,583,326	9,501,933
Compounds, technology and patents acquired from Forbes (note 6)	1,131,280	49,552	1,081,728

	73,729,140	49,990,575	23,738,565

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

The amortization to be taken on intangible assets by fiscal year is as follows:

$
2011	2,051,910
2012	1,779,296
2013	1,779,296
2014	1,779,296
2015	1,779,296
Thereafter	11,925,908

21,095,002

The amortization of all intangible assets relates to the research and development efforts of the Company.

During the year ended June 30, 2010, the Company terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an impairment loss of $71,499 being recognized. In addition, during the year, management suspended indefinitely the development of the compounds, technology and patents acquired from Forbes. As a result, management does not expect any future cash flows arising from the intangible assets acquired from Forbes. Accordingly, the intangible assets were written down to their estimated fair value of nil and an impairment loss of $1,053,446 was recognized.

During the year ended June 30, 2009, the license agreement with GHC was terminated. Under the license agreement, the Company was committed to making royalty payments on the net sales of any product commercialized based on this technology. Following the termination, the Company no longer has any financial obligations to GHC. Transition determined that the sub-licensing fees and prepaid royalties paid to GHC have a fair value of Nil. Accordingly, these assets totaling $658,231 were written off as of June 30, 2009.

10. SHARE CAPITAL

[a] Authorized

At June 30, 2010, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[b] Common shares outstanding during the period

The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the year ended June 30, 2010 is 23,137,059 [year ended June 30, 2009 – 23,132,254]

The outstanding options to purchase common shares of 2,070,127 [2009 – 2,059,036] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive. For the year ended June 30, 2010, 79,908 [2009 – 79,908] contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

[c] Stock Options

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, June 30, 2008	1,870,263	3,093,735	11.77
Stock options issued [i]	311,800	—	4.93
Stock options exercised [ii]	(28,453)	(83,007)	4.41
Stock options expired [iii]	(15,083)	(96,270)	8.87
Stock options forfeited or cancelled [iv]	(79,491)	(51,642)	9.63
Stock based compensation expense	—	2,462,828	—

Stock options outstanding, June 30, 2009	2,059,036	5,325,644	10.94
Stock options issued [i]	40,000	—	3.42
Stock options exercised [ii]	(2,439)	(11,414)	6.57
Stock options expired [iii]	(12,221)	(86,591)	10.80
Stock options forfeited or cancelled [iv]	(14,249)	(73,614)	10.28
Stock based compensation expense	—	2,183,455	—

Stock options outstanding, June 30, 2010	2,070,127	7,337,480	10.80

[i]	The fair value of the stock options issued during the year ended June 30, 2010 is $80,800 [2009 – $798,198].
[ii]	During the year ended June 30, 2010, 2,439 stock options were exercised [2009 – 28,453]. These stock options had a recorded value of $11,414 [2009 – $83,007] and resulted in cash proceeds to the Company of $16,025 [2009 – $125,551].
[iii]	During the year ended June 30, 2010, 12,221 stock options expired unexercised [2009 – 15,083]. These expired stock options had a fair value of $86,591 which has been reclassified to contributed surplus [2009 – $96,270].
[iv]	During the year ended June 30, 2010, 14,249 stock options were forfeited [2009 – 79,491]. These forfeited stock options had a fair value of $73,614 [2009 – $311,566] and all of these options were vested at the time of forfeiture [2009 – 9,680 of these options were vested at the time of forfeiture and had a fair value of $51,642].
[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2010 are $22,353,269 [June 30, 2009 – $22,517,579].

11. STOCK-BASED COMPENSATION PLANS

The Company’s stock option plan is designed to attract and retain key individuals and recognize individual and overall corporate performance. In terms of performance, the Company’s policy is to establish annual goals with respect to business strategy and the individual’s area of direct responsibility. The Company grants options to its employees at the time when they join the organization and then subsequent grants are issued at the discretion of the Board of Directors. Grants issued are based on the level of the position that the employee is hired for and their overall experience and subsequent grants are based on the level of position, the Company’s performance, and the employee’s performance. Stock option grants are approved by the Board of Directors. The Board of Directors considers the amount and the terms of outstanding options when determining whether and how many new option grants will be made.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

Options granted to employees generally vest monthly or annually over a 3 to 4 year period, provided that the employee is employed by the Company for 6 months. The exercise price of the options is equal to the greater of (1) the closing price the day prior to the grant; (2) the weighted average trading price for five trading days prior to grant; and (3) the price determined by the Board of Directors at the time of the grant. All grants expire 5 years after the grant date or generally terminate 3 to 6 months after the employee leaves the Company depending on the circumstances of their departure.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. The expected volatilities have been computed based on trailing 4 year historical share price trading data of week ending closing prices. The risk-free rate is based on the average of 3 year and 5 year Government of Canada marketable bond rates in effect at the time of the grants. The expected life of the option is estimated to be 4 years based on historical option exercising patterns.

In November 1999, the Company established a Stock Option Plan [the “Plan”] for the directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company in order to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by participants under the Plan. The Plan is administered by the Board of Directors of the Company.

In December 2005, the shareholders voted to amend the stock option plan of the Company to change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Company, from time to time.

In December 2008, the shareholders voted to approve and reaffirm the unallocated options under the plan as required every three years and also voted to amend the stock option plan of the Company to (i) to extend the time for exercising an option if the expiry date is during a Black-Out Period, and (ii) to include amending procedures that specify which Stock Option Plan changes require shareholder approval.

All stock options granted under the Plan must be exercised within a maximum period of five years following the grant date thereof. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.

A summary of options outstanding as at June 30, 2010 under the plans are presented below:

	Outstanding			Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
3.42-7.65	665,736	2.34	4.97	443,811	1.44	5.43
8.51-12.78	72,278	0.78	11.55	65,953	0.60	11.59
13.00-14.58	1,113,224	2.83	13.30	671,728	2.82	13.27
15.48-18.00	218,889	2.01	15.59	217,652	2.01	15.57

	2,070,127			1,399,144

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

A summary of options outstanding as at June 30, 2009 under the plans are presented below:

	Outstanding			Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
4.00-7.65	628,423	3.15	5.07	369,029	1.90	5.68
8.51-12.78	94,727	0.81	11.22	84,291	0.46	11.24
13.00-14.58	1,114,992	3.83	13.30	372,898	3.79	13.25
15.48-18.00	220,894	2.98	15.58	149,581	2.97	15.58

	2,059,036			975,799

For the year ended June 30, 2010, total stock based compensation expense was $2,183,455 [2009 - $2,462,828], split between general and administrative expense of $1,513,404 [2009 - $1,646,481] and research and development of $670,051 [2009 - $816,347].

The fair value of options granted during fiscal 2010 is $80,800 [2009 - $798,198]. The fair value of the options at the date of grant for the year ended June 30, 2010 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life 4 years [2009 - 4 years], volatility of 0.844 [2009 - between 0.669 and 0.713] risk free interest rate of 2.28% [2009 - between 1.69% and 2.98%] and a dividend yield of 0% [2009 - 0%].

The weighted average grant date fair value of options granted during the year ended June 30, 2010 was $2.02 [2009 - $2.56].

As at June 30, 2010 and 2009, total compensation cost related to non-vested awards not yet recognized is $2,857,178 and $5,042,970 respectively. The weighted average period over which it is expected to be recognized is 22 and 31 months respectively.

For fiscal 2010, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $10.80 and 2.52 years [2009 - $10.94 and 3.39 years]. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $11.06 and 2.15 years [2009 - $10.57 and 2.66 years].

The intrinsic value of options exercised during fiscal 2010 is $4,804 [2009 - $137,112] and the intrinsic value of options granted for fiscal 2010 and 2009 is nil.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

12. INCOME TAXES

[a]	As at June 30, 2010, the Company has total Canadian non-capital losses of approximately $48,068,000 [2009- $34,703,000] available for carryforward. The non-capital losses will begin to expire as follows:

$
2014	2,513,000
2015	3,407,000
2026	4,547,000
2027	5,239,000
2028	4,470,000
2029	14,055,000
2030	13,837,000

48,068,000

As at June 30, 2010, the Company also has approximately $33,692,000 [2009 - $30,355,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years’ taxable income. During fiscal 2010 the Company recorded $76,619 [2009 - $300,000] of refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $7,795,000 [2009 - $7,619,000] in federal ITCs and $384,676 of non refundable Ontario Research Development Tax Credits that can be carried forward for up to twenty years and used to reduce the Company’s taxes payable.

[b] Significant components of the Company’s future tax assets and liabilities are as follows:

	2010 $	2009 $
Future tax assets
Capital and intangible assets	2,955,259	3,276,325
Deferred revenue	5,179,938	7,472,492
Non-capital loss carryforwards	12,016,952	10,140,714
Canadian scientific research and experimental development expenditures	8,422,983	8,888,017
Investment tax credits	6,851,572	6,316,863
Financing and share issuance costs	192,872	482,518
Loss on disposal of SCT shares	33,681	39,070

Total future tax assets	35,653,257	36,615,999

Future tax liabilities
Intangible assets	(4,445,015)	(6,295,980)
Leasehold inducement	(14,290)	(19,892)

Total future tax liabilities	(4,459,305)	(6,315,872)

	31,193,952	30,300,127
Less valuation allowance	(31,193,952)	(30,300,127)

Net future tax liability	—	—

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

[c]	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2010 $	2009 $
Tax recovery at combined federal and provincial rates of 32.50% (2009 – 33.25%)	(6,275,396)	(7,439,518)
Non-deductible permanent differences:
Stock-based compensation	709,623	818,840
Other permanent and non-deductible items	4,007	61,097
Impact of changes in tax rates	4,683,975	611,856
Non-refundable investment tax credits	(535,010)	(1,568,981)
Losses expired in the year	549,210	389,391
Other	(30,234)	1,497,840
Future tax assets not recognized for accounting	893,825	5,629,475

	—	—

13. RELATED PARTY TRANSACTIONS

During fiscal 2010, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2010 were $5,718 [2009 - $11,673] and are included in general and administrative expenses. The balance owing at June 30, 2010 is $766 and 2009 is Nil. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

	2010 $	2009 $
Due from Lilly	464,722	(45,317)
GST and other receivable	284,864	(78,766)
Investment tax credits receivable	786,744	(300,000)
Prepaid expenses and deposits	241,732	183,476
Accounts payable and accrued liabilities	(406,108)	(122,838)
Due to Elan	(1,019,048)	77,739

	352,906	(285,706)

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

Supplemental cash flow information

Interest paid	—	—
Income tax paid	—	—

15. CONTINGENCIES AND COMMITMENTS

[a]	As at June 30, 2010, the Company is committed to aggregate expenditures of $6,000 [2009 -$17,000] under its collaboration agreements. In addition, at June 30, 2010, the Company is committed to aggregate expenditures of approximately $555,000 [2009 - $2,257,000] for clinical and toxicity studies to be completed during fiscal 2011 and approximately $561,000 [2009 - $171,000] for manufacturing agreements.

Subsequent to June 30, 2010, the Company entered into manufacturing and clinical and toxicity study agreements aggregating $1,714,000.

[b]	The Company leases premises under operating leases expiring at various dates to June 30, 2011 with an option to extend to 2015. In addition, the Company leases photocopiers under operating leases that expire on various dates to March, 2012. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

$
2011	277,926
2012	171,486
2013	12,988
2014	—
2015	—

462,400

During the year, the rental expense for the various premises under operating leases was $594,690 [2009 - $806,684].

[c]	The following commitments are associated with Waratah:

[i]	ELND005 (AZD-103) Technology License:

The Company has a worldwide exclusive license to intellectual property relating to ELND005 (AZD-103) with the inventor, an Alzheimer’s disease researcher at the University of Toronto. Under the agreement, the inventor may receive milestone payments of up to $150,000. For therapeutic products, a royalty of 2.5% will be due on the first $100,000,000 of revenues received by the Company and 1.5% of revenues thereafter. For diagnostic products, a royalty of 10% will be due on the first $100,000,000 of revenues received by the Company and 7% of revenues thereafter. Also, the inventor may receive up to $25,000 for additional patent applications under this license. The agreement remains in force until the expiration of the last to expire patent.

In addition, under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in Transition common shares at the then market price and a royalty of up to 1% on net sales of ELND005 (AZD-103) product.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

[ii]	NeuroMedix Technology License:

The Company has a worldwide exclusive license to intellectual property relating to the compounds acquired from NeuroMedix which were in-licensed from Northwestern University. Under the Agreement, Northwestern University may receive milestone payments up to US$1,350,000. In addition, Northwestern will receive 1-2% royalties on product sales and royalties of 3-6% on fees received by the Company from sublicensing the technology. On an annual basis, Northwestern University is paid an annual license fee of US$10,000 which is due every year until the launch of a licensed product. After the launch of a licensed product the minimum annual royalty is US$25,000 in the first year and US$50,000 thereafter, which is creditable against any royalties paid that year.

16. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

17. SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the years ended June 30, 2010 and 2009 are from one partner, Lilly, a company based in the United States of America.

18. CAPITAL MANAGEMENT AND LIQUIDITY RISK

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements since inception primarily through share issuances and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended June 30, 2010 from the previous fiscal year.

The Company has filed a short form base shelf prospectus which may be utilized to raise up to US$75 million, the proceeds from which would be used to fund current and future clinical development programs. The shelf

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

prospectus is effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

19. FINANCIAL INSTRUMENTS

[a]	Categories of financial assets and liabilities

Under CICA Section 3862, Financial Instruments – Disclosures, the Company is required to provide disclosures regarding its financial instruments. Cash is measured at fair value and the remaining financial instruments are measured at amortized cost. The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

Financial Instrument	Classification	Carrying Value ($)	Fair Value ($)
Cash	Held for trading	11,505,222	11,505,222
Cash equivalents	Held to maturity	5,064,811	5,064,811
Short term investments	Held to maturity	10,507,822	10,506,917
Due from Lilly	Loans and receivables	52,815	52,815
Accounts payable and accrued liabilities	Other liabilities	1,236,470	1,236,470
Due to Elan	Other liabilities	853,933	853,933

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Fair value of cash equivalents and short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day. This methodology of determining fair value would be classified as Level 2.

[b]	Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk, including foreign exchange and interest rate risks, credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

[i]	Foreign exchange risk:

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

Balances in foreign currencies at June 30, 2010 and June 30, 2009 are approximately:

	June 30, 2010 US$	June 30, 2009 US$

Cash and cash equivalents	2,790,726	4,037,853
Short term investments	—	6,023,754
Due from Lilly	49,610	445,022
Accounts payable and accrued liabilities	(347,552)	(596,737)
Due to Elan	(802,116)	(1,610,473)

	1,690,668	8,299,419

Fluctuations in the US dollar exchange rate may potentially have a significant impact on the Company’s results of operations. At June 30, 2010, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, net loss and comprehensive loss for the year ended June 30, 2010 would have increased by approximately $27,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, net loss and comprehensive loss for the period would have decreased by approximately $27,000.

[ii]	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. Although the Company monitors market interest rates, the Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Based on the Company’s cash equivalents and short term investments at June 30, 2010, a 1% increase in market interest rates would decrease the Company’s net loss and comprehensive loss by approximately $341,000. Conversely, a 1% decrease in market interest rates would increase the net loss by eliminating the interest income recorded in the amount of $197,579.

Interest income from cash, cash equivalents and short term investments was $199,733 for the year ended June 30, 2010 [2009 -$999,346].

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

[iii]	Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The Company’s exposure to credit risk at period end is the carrying value of its cash, cash equivalents, short term investments, other receivables and due from Lilly.

The Company manages credit risk by maintaining bank accounts with Schedule 1 banks and investing in cash equivalents with maturities less than 90 days and ratings of R-1 or higher. Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher. At June 30, 2010 cash, cash equivalents and short term investments are spread amongst four Canadian financial institutions. The Company mitigates other credit risk by entering into long-term revenue agreements with companies that are well-funded and represent a low risk of default. The Company currently does not have an allowance against amounts receivable and there are no significant amounts past due.

[iv]	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company’s investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet its liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash equivalents and short term investments have maturities less than one year.

At June 30, 2010 the Companies financial liabilities which include accounts payable and accrued liabilities and amounts due to Elan are current and will be repaid within 1 to 3 months.

20. CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) RECONCILIATION

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States (“U.S.”), differs from that applied in Canada:

(a)	Consolidated statements of loss and comprehensive loss:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss and comprehensive loss for the years ended June 30, 2010 and 2009 that would have been reported, had the consolidated financial statements been prepared in accordance with U.S. GAAP:

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

	June 30, 2010 $	June 30, 2009 $
Net loss in accordance with Canadian GAAP	(19,308,910)	(22,374,491)
Reversal of amortization of acquired technologies (d)	1,862,603	2,612,625
Expense intangibles acquired with respect to Lilly (d)	(1,055,900)	—
Expense intangibles acquired with respect to Forbes (d)	—	(1,131,280)
Reversal of impairment of intangible assets (d)	1,124,945	—
Adjustment to stock-based compensation expense for estimated forfeitures and application of the fair value method to prior years’ stock options (e)	253,904	54,892

Net loss and comprehensive loss for the period in accordance with U.S. GAAP	(17,123,358)	(20,838,254)

The following table details the computation of U.S. GAAP basic and diluted loss per share:

	2010 $	2009 $

Net loss and comprehensive loss attributable to common shareholders:
Basic and diluted	(17,123,358)	(20,838,254)

Weighted average shares:
Basic and diluted	23,137,059	23,132,254

Net loss and comprehensive loss per share:
Basic and diluted	(0.74)	(0.90)

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

(b)	Consolidated statements of changes in shareholders’ equity:

Shareholders’ equity under U.S. GAAP is as follows:

			Additional paid-in capital $	Deficit $	Total shareholders' equity $
	Common shares
	Number	Amount $

Balance June 30, 2008	23,186,707	160,933,619	6,434,224	(127,937,466)	39,430,377

Exercise of stock options	28,453	208,558	(83,007)	—	125,551
Stock-based compensation	—	—	2,407,936	—	2,407,936
Net loss and comprehensive loss for the year	—	—	—	(20,838,254)	(20,838,254)

Balance June 30, 2009	23,215,160	161,142,177	8,759,153	(148,775,720)	21,125,610

Exercise of stock options	2,439	27,439	(11,414)	—	16,025
Stock-based compensation	—	—	1,929,551	—	1,929,551
Net loss and comprehensive loss for the year	—	—	—	(17,123,358)	(17,123,358)

Balance June 30, 2010	23,217,599	161,169,616	10,677,290	(165,899,078)	5,947,828

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

(c)	Consolidated balance sheets:

The following table shows the consolidated balance sheets under Canadian GAAP as compared to U.S. GAAP as at June 30, 2010 and June 30, 2009:

	June 30, 2010		June 30, 2009
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $

Assets:

Current:
Cash and cash equivalents	16,570,033	16,570,033	14,479,987	14,479,987
Short term investments	10,507,822	10,507,822	31,161,069	31,161,069
Due from Lilly	52,815	52,815	517,537	517,537
GST and other receivables	72,686	72,686	357,550	357,550
Investment tax credits receivable	206,313	206,313	993,057	993,057
Prepaid expenses and deposits	549,218	549,218	790,950	790,950

	27,958,887	27,958,887	48,300,150	48,300,150
Property and equipment, net	605,637	605,637	780,546	780,546
Intangible assets (d)	21,095,002	250,617	23,738,565	962,532

	49,659,526	28,815,141	72,819,261	50,043,228

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

	June 30, 2010		June 30, 2009
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $

Liabilities and shareholders’ equity:

Current liabilities:
Accounts payable (g)	—	—	—	—
Accrued liabilities (g):
Research contracts	437,116	437,116	415,258	415,258
Professional services	230,655	230,655	294,127	294,127
Payroll and vacation	281,165	281,165	355,234	355,234
Facility closure	65,778	65,778	299,052	299,052
Capital tax and other	221,756	221,756	388,732	388,732

	1,236,470	1,236,470	1,752,403	1,752,403
Due to Elan	853,933	853,933	1,872,981	1,872,981
Current portion of deferred revenue	—	—	4,503,892	4,503,892

	2,090,403	2,090,403	8,129,276	8,129,276

Deferred revenue	20,719,750	20,719,750	20,719,750	20,719,750
Leasehold inducement	57,160	57,160	68,592	68,592

	22,867,313	22,867,313	28,917,618	28,917,618

Shareholders’ equity:
Common shares	160,498,537	161,169,616	160,471,098	161,142,177
Contributed surplus	4,800,368	4,240,893	4,640,163	4,080,688
Stock options	7,337,480	6,436,397	5,325,644	4,678,465
Deficit	(145,844,172)	(165,899,078)	(126,535,262)	(148,775,720)

	26,792,213	5,947,828	43,901,643	21,125,610

	49,659,526	28,815,141	72,819,261	50,043,228

(d)	Intangible assets acquired from others for use in research and development:

Under U.S. GAAP, any of the Company’s acquired technologies which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development and are immediately expensed upon acquisition in accordance with Accounting Standards Codification “ASC” Topic 730, Accounting for Research and Development Costs. Under Canadian GAAP, the acquired technologies, patents and licenses are considered to be intangible assets which are capitalized and amortized over their expected useful lives.

During the year ended June 30, 2010, the Company acquired the exclusive worldwide rights to a series of preclinical compounds in the area of diabetes. The Company paid $1,055,900 on account of these preclinical compounds which are considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

During the year ended June 30, 2009, the Company acquired certain assets and the exclusive rights to three drug discovery projects from Forbes. The Company paid $1,131,280 on account of these drug discovery projects which are considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.

During the year ended June 30, 2010, under Canadian GAAP the Company recorded an impairment of intangible assets of $1,124,945 comprised of $1,053,446 relating to the technology acquired from Forbes and $71,499 relating to the London Health Sciences patent portfolio. These assets were not capitalized under U.S. GAAP and accordingly the impairment loss would not have been recognized under U.S. GAAP.

During the year ended June 30, 2010, the Company recorded $711,915 in amortization expense relating to intangible assets capitalized under U.S. GAAP [year ended June 30, 2009 - $965,245. The weighted average amortization period for the intangible assets recorded under U.S. GAAP is 4 months. The Company expects to recognize amortization expense relating to intangible assets recorded under U.S. GAAP by fiscal year as follows:

$
2011	250,617

Total	250,617

(e)	Stock-based compensation:

Under Canadian GAAP, the Company has adopted a policy of recognizing forfeitures as they occur. Under U.S. GAAP forfeitures must be estimated in advance. The impact of estimating forfeitures in advance resulted in a $253,904 net reduction in compensation expense compared to Canadian GAAP for the year ended June 30, 2010 [2009 - $54,892].

(f)	Income taxes:

ASC Topic 740, Accounting for Uncertainty in Income Taxes, creates a single model to address accounting for uncertainty in tax positions. Topic 740 clarifies the accounting for income taxes, by prescribing that a minimum recognition threshold tax position is required to be met before being recognized in the financial statements. Topic 740 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted Topic 740 during fiscal 2008 and the adoption had no material impact on the Company’s financial position, results of operations and cash flows.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. U.S. GAAP does not permit the use of substantively enacted rates. For the year ended June 30, 2010 and 2009, no differences were identified between substantively enacted rates and enacted rates. Therefore no adjustment is required for U.S. GAAP purposes.

Under U.S. GAAP, certain intangible assets acquired are considered to be in-process research and development and have been expensed whereas these intangible assets are capitalized and amortized under Canadian GAAP. On acquisition of certain intangibles, the Company recorded future tax liabilities under Canadian GAAP; however, future tax liabilities would not be recorded for these intangibles under U.S. GAAP. This difference results in an additional future tax asset under U.S. GAAP. Due to uncertainties as to the realization of the Company's net future tax assets, the Company has recorded a valuation allowance under both Canadian and U.S. GAAP to reduce net future tax assets to nil.

Significant components of the Company's future tax assets and liabilities under U.S. GAAP are as follows:

	2010	2009

Future tax assets:
Capital and intangible assets	$3,738,269	$3,717,695
Non-capital loss carryforwards	12,016,952	10,140,714
Canadian scientific research and experimental development expenditures	8,422,983	8,888,017
Investment tax credits	6,851,573	6,316,863
Financing and share issuance costs	192,872	482,518
Deferred revenue	5,179,938	7,472,492
Loss on disposal of SCT shares	33,681	39,070

	36,436,268	37,057,369
Future tax liabilities:
Leasehold inducement	(14,290)	(19,892)

	36,421,978	37,037,477
Less valuation allowance	(36,421,978)	(37,037,477)

Net future tax asset	$—	$—

(g)	Accounts payable and accrued liabilities:

U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accounts payable and accrued liabilities include accruals of $1,236,470 and $1,752,403 respectively for the years ended June 30, 2010 and 2009. Details of significant accrued liabilities have been reported in the consolidated balance sheets prepared under U.S. GAAP.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

(h)	Cost of revenue:

U.S. GAAP requires that costs of $1,706,706 and $2,316,351 for the years ending June 30, 2010 and 2009 respectively, relating to the Lilly collaboration agreement be separately disclosed as costs of services in the consolidated statement of loss and comprehensive loss.

(i)	Recent U.S. accounting pronouncements:

On April 25, 2008, the FASB issued ASC Topic 350, Determination of the Useful Life of Intangible Assets. ASC Topic 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC Topic 350, Goodwill and Other Intangible Assets. The intent of ASC Topic 350 is to improve the consistency between the useful life of a recognized intangible asset under ASC Topic 350 and the period of expected cash flows used to measure the fair value of the asset under ASC Topic 805, Business Combination, and other U.S. GAAP. ASC Topic 350 is effective for financial years beginning after December 15, 2008. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this ASC Topic 350 shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The adoption of this new abstract did not have a material impact on the consolidated financial position or results of operations.

On December 12, 2007, the ASC Topic 808, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. The abstract may impact the presentation or revenues and costs generated in a collaborative arrangement. The abstract is effective for years beginning on or after December 15, 2008. The adoption of this new abstract did not have a material impact on the consolidated financial position or results of operations.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition,

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and is effective for the Company July 1, 2010. We are evaluating the impact that the adoption of ASU 2009-13 will have on our financial position, results of operations, cash flows and disclosures.

In April 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition—Milestone Method (Topic 605), which provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. ASU 2010-17 is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010 with early adoption permitted. ASU 2010-17 is effective for the Company on July 1, 2010. The Company is currently evaluating the impact ASU 2010-17 will have on the Company’s consolidated financial statements.